SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Telesp Celular Participações S.A.
Publicly-held Company
CNPJ/MF nº 02.558.074/0001-73 - NIRE 353001587.9-2

Tele Centro Oeste Celular Participações S.A
Publicly-held Company
CNPJ/MF nº 02.558.132/0001-69 - NIRE 533 0000580 0

RELEVANT FACT

The managements of Telesp Celular Participações S.A. ("TCP") and Tele Centro Oeste Celular Participações S.A. ("TCOPart") hereby make it known to the public, in the form and for the purposes of CVM Instructions no. 319/99, 320/99 and 358/02, that their respective Boards of Directors have approved the proposal to their shareholders of the terms, conditions and justifications for a corporate restructuring involving the referred companies, as described below, the purpose of which is to allow the use, by TCOPart, of the tax benefit arising out of the amortization of the premium resulting from the below described acquisition, by TCP, of preferred shares in TCOPart.

TCP was the original owner of the investments represented by controlling shares in TCOPart, as well as of the preferred shares acquired in the voluntary public offering for acquisition of additional preferred shares in TCOPart, carried out in October 2004 ("OPA") and, consequently, was also the owner of the premium paid for the preferred shares acquired in the OPA (the "Premium"). In order to avoid the transfer of any TCP's debts to TCOPart, the shares in TCOPart owned by TCP consequent of the OPA were transferred by way of an increase of capital to a holding company called Bagon Participações Ltda. ("Bagon"), as an act prior to the below described restructuring process.

The managements of the companies involved in the restructuring process understand that the below described corporate restructuring will add value to the those companies, having in consideration that it will allow: (1) an improvement in the capitalization conditions for TCOPart; and (2) an improvement in the cash flow, resulting from the tax benefit arising out of the Premium amortization. The restructuring contemplated hereunder will be structured in such a manner as to avoid negative impacts over the future results of TCOPart, on account of the amortization of the referred Premium.

1. Implementation of the Corporate Restructuring - The corporate restructuring shall be implemented as follows:

1.1 Merger of Bagon into TCOPart: Bagon, which presently holds the shares in TCOPart and the respective Premium, will be merged into TCOPart, which will remain as the controlling shareholder of Bagon. After the merger, Bagon will be extinguished and TCOPart will succeed to it in all its rights and obligations. The net assets to be merged into TCOPart will comprise the referred equity interest, the Premium value and the provisions for maintaining the wholeness of TCOPart's equity and shall be evaluated based on their book value at 08/15/2005, in accordance with the accounting practices enacted by the applicable laws. The Appraisal Report for Bagon's net assets to be transferred to TCOPart, under the provisions in article 226 of Law nº 6404/76, shall be prepared by Deloitte, Touche, Tohmatsu Auditores Independentes, an independent appraisal firm, ad referendum to the shareholders of TCOPart and quotaholders of Bagon. The equity variations occurring between 08/15/2005 and the date of the actual merger shall be absorbed by TCOPart. It is estimated that the net asset value of Bagon to be merged into TCOPart is eight hundred and sixty-nine million, five hundred and fifteen thousand, eight hundred and eighty-one reais (R$ 869,515,881.00). The merger of Bagon into TCOPart, however, shall not entail an increase in the capital stock of the mergor company, having in consideration that Bagon's equity is represented by its investment in the mergor company and that the premium will be booked in the "Special Reserve of Premium" entry of the mergor.

1.2 TCP, in its capacity as shareholder of Bagon, will receive in substitution for the equity interest it held in the mergee company, 28,084,178 new preferred shares issued by TCOPart, corresponding to the shares issued by TCOPart currently held by Bagon, in such a manner that one new share issued by TCOPart will correspond to each share held by Bagon in the capital stock of TCOPart. The shares in TCOPart to be received by TCP will have the same rights as the currently outstanding shares issued by TCOPart . No change will occur in the number of shares into which the capital stock of TCOPart is divided, as well as in the voting, dividend and equity rights held by the common and preferred shareholders of TCOPart. Thus, TCP will again hold shares directly in TCOPart, in exactly the same number, type and with the same rights as it held before the transaction.

This transaction was structured with the purpose of avoiding that the amortization of the premium recorded in Bagon adversely affects TCOPart's profit to be distributed to the shareholders. Therefore, if the transaction is approved by the managements of the respective companies, Bagon will book a provision for maintaining the wholeness of the referred companies' and their shareholders' equity. The reversal of such provision will allow the adverse effects arising out of the amortization of the Premium over the balance sheet of TCOPart to be offset, thus ensuring the continuance with the flow of dividends to its shareholders, as set forth in article 16 of CVM Instruction nº 319/99.

2  Additional information about the restructuring process intended for the purposes of Article 2 of CVM Instruction nº 319/99

2.1 The estimated cost of the corporate restructuring transaction proposed herein is one hundred and ninety-four thousand, one hundred and ninety reais (R$ 194,190.00) and consists of expenses in connection with rendering of financial, accounting and legal consultancy services.

2.2 The transaction was preceded by the organization of Bagon, which is the current holder of the investment represented by the controlling shares of TCOPart and by preferred shares acquired through the OPA, which includes the Premium, with the purpose of avoiding that obligations of the controlling group are undertaken by TCOPart as a result of the contemplated restructuring. In addition, the Protocol of Merger and Justification was executed between the managements of TCOPart and BAGON, in accordance with articles 224 and 225 of Law nº 6404/76, providing for the conditions and criteria for merger of Bagon.

2.3 No changes will be made to the voting, dividend, and equity rights of the common and preferred shareholders of TCOPart, both before and after the transaction.

2.4 Right to Withdraw: The approval of the resolutions relating to the restructuring process herein described, in accordance with the provisions in article 137 of Law nº 6404/76, shall not give the dissenting shareholders the right to withdraw.

2.5 Liabilities: No debt or liability shall be transferred to TCOPart by force of this restructuring. Bagon will book a provision for maintaining the wholeness of the shareholders' equity of the mentioned company. The reversal of such provision by the end of the restructuring process will allow the adverse effects arising out of the amortization of the premium over its balance sheets to be offset and will ensure the continuance with the flow of dividends of TCOPart, under the terms of article 16 of CVM Instruction nº 319/99.

2.6 Experts: Deloitte, Touche, Tohmatsu Auditores Independentes, an independent appraisal firm, was hired for preparing the necessary accounting appraisal reports, which hiring shall be confirmed by the general meetings of shareholders of the companies. Deloitte, Touche, Tohmatsu Auditores Independentes is an independent firm as regards the companies subject matter of the restructuring process, in accordance with independent audit rules provided for by the Regional Board of Accounting.

2.7 Regulatory authorities: The implementation of the above described corporate restructuring does not require prior authorization by the National Telecommunications Agency – ANATEL, anti-trust or other authorities.

2.8 The restructuring process contemplated herein shall not cause any change in the share control of TCOPart.

2.9 The general meeting of shareholders for evaluation of the restructuring proposal disclosed herein shall be called with due regard to the pertinent legal and statutory terms, for August 31, 2005.

The documents related to the transaction referred to herein shall be available to the shareholders of the companies involved in the restructuring process as from August 17, 2005, at the below listed addresses, from 09:00 a.m. to 05:00 p.m., against presentation of the statement evidencing their respective shareholding position. Further information may be obtained from telephone number 0XX11 5105-1172, with Mr. Charles Allen.

Addresses: (i) shareholders of TCP: Av. Dr. Chucri Zaidan, 860 – Bairro Morumbi – São Paulo – SP – CEP 04583-110 and (ii) shareholders of TCOPart: SQS QD 02 Bloco C – Ed. Telebrasilia Celular – Brasília – DF – CEP 70719-901.

São Paulo, August 15, 2005.

Telesp Celular Participações S.A.
Arcádio Luís Martinez García
Investor Relations Officer

Tele Centro Oeste Celular Participações S.A
Arcádio Luís Martinez García
Investor Relations Officer

Site: www.vivo.com.br /RI

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.